Exhibit 99.66

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1

2.	Date of Material Change

July 21, 2011.

3.	Press Release

The Press Release dated July 21, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced the closing of a special warrant private placement.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

July 21, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003
July 21, 2011	TSX: TMM
NEWS RELEASE

Timmins Gold Announces Closing of Special Warrant Private Placement

Vancouver, BC – Timmins Gold Corp. (TSX:TMM) (“Timmins Gold” or the “Corporation”) is pleased to announce that it has closed its previously announced brokered private placement (the “Private Placement”) of 25,205,090 special warrants (“Special Warrants”) exchangeable into common shares of the Corporation (“Common Shares”) previously issued to Pacific Road Resources Fund A, Pacific Road Resources Fund B and Pacific Road Holdings NV (each a “Pacific Road Entity” and collectively the “Pacific Road Entities”). The price per Special Warrant was $2.51 (the “Price”). The Private Placement was completed pursuant to an agency agreement dated July 21, 2011 (the “Agency Agreement”) among the Corporation, the Pacific Road Entities, M Partners Inc. (“M Partners”), National Bank Financial Inc. (together with M Partners, the “Co-Lead Agents”) and Paradigm Capital Inc. (together with the Co-Lead Agents, the “Agents”).

The Special Warrants are governed by a special warrant indenture dated July 21, 2011 (the “Special Warrant Indenture”) between the Corporation, Computershare Trust Company of Canada, the Pacific Road Entities and the Co-Lead Agents. Each Special Warrant entitles the holder thereof to receive upon exchange, following the Qualification Date (as defined below), and at no additional cost, one Common Share of the Corporation owned by the Pacific Road Entities. The Special Warrants will be automatically exchanged (the “Automatic Exchange”, and together with the Private Placement, the “Offering”) on the third business day after the date a decision document is issued by the British Columbia Securities Commission under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, evidencing that the securities regulatory authority in each of the Provinces of British Columbia, Ontario and Nova Scotia has issued a receipt for a (final) short form prospectus of the Corporation (the “Final Prospectus”) to qualify the distribution of the Common Shares (the “Qualification Date”). If the Qualification Date has not occurred on or before 5:00 p.m. (Toronto time) on August 31, 2011 (the “Qualification Deadline”), the funds representing the aggregate Price paid by each holder of Special Warrants will be returned to such holder unless, pursuant to and subject to the conditions set out in the Agency Agreement and the Special Warrant Indenture, the holders of a specific minimum of Special Warrants elect to complete the exchange of the Special Warrants for the Common Shares subject to applicable Canadian securities laws restrictions for private placements.

The aggregate net proceeds of the Private Placement, after deducting certain expenses of the Private Placement and the Agents’ fee, will be paid by the Corporation to the Pacific Road Entities in consideration for the Pacific Road Entities delivering the Common Shares to purchasers of the Special Warrants upon exchange of the Special Warrants. For greater certainty, none of the proceeds of the Private Placement are payable to the Corporation.

The Agents will receive a cash fee from the proceeds payable to the Pacific Road Entities equal to 4% of the gross proceeds from the sale of the Special Warrants. No commission or fee is payable to the Agents or otherwise by the Pacific Road Entities in connection with the distribution of the Common Shares of the Corporation upon exchange of the Special Warrants.

Pursuant to the Agency Agreement, the Pacific Road Entities and the Corporation agreed to each pay approximately 50% of the expected expenses of the Offering.

The Special Warrants will be subject to hold periods expiring on November 22, 2011 under Canadian securities laws and the policies of the Toronto Stock Exchange. None of the securities issued have been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them have been or may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there by any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

The Pacific Road Entities’ Common Share holdings in the Corporation prior to the Private Placement equalled 25,205,090 Common Shares, or 18.34% of the issued and outstanding Common Shares of the Corporation. Provided the conditions to the exchange of Special Warrants for Common Shares set out in the Special Warrant Indenture are satisfied, after the Exchange the Pacific Road Entities will own no Common Shares in the Corporation. The Pacific Road Entities may or may not purchase or sell securities of the Corporation in the future on the open market or in private transactions, depending on market conditions and other factors. A copy of the early warning report filed in connection with the Private Placement is available on the Corporation’s profile on SEDAR at www.sedar.com or may be obtained by contacting Greg Dick at +61 2 9241 1000.